SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Dell Trinity Holdings Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Parent” or “Dell”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Dell with the SEC on August 23, 2010, and pursuant to which Purchaser is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

The section captioned “Background” under Item 4 is hereby amended and supplemented by the addition of the following paragraphs at the end of such section:

On August 23, 2010, Hewlett-Packard Company (“HP”), which we referred to in this section captioned “Background” as “Company B,” announced an unsolicited proposal to acquire 3PAR for $24.00 per share in cash pursuant to a tender offer followed by a merger. Shane V. Robison, the Executive Vice President and Chief Strategy and Technology Officer of HP, sent a letter to Mr. Scott that same day regarding the proposed acquisition. Mr. Robison’s letter indicated that HP’s acquisition proposal had been approved by the board of directors of HP, that it was not subject to any financing contingencies and that HP believed it could complete the transaction before the end of the calendar year. Mr. Robison’s letter also enclosed a proposed merger agreement between HP and 3PAR, which was substantially the same as the merger agreement between 3PAR and Dell except that it did not contain any termination or other break-up fee provisions.

On August 23, 2010, the 3PAR board of directors held a meeting to discuss, consider and obtain advice regarding HP’s August 23rd acquisition proposal. During the meeting, representatives of Qatalyst and Wilson Sonsini reviewed the terms of HP’s acquisition proposal, the terms of 3PAR’s Merger Agreement with Dell addressing unsolicited acquisition proposals and 3PAR’s contractual rights and fiduciary duties to respond to HP’s acquisition proposal. After further review and discussion, the 3PAR board of directors determined (after consultation with Qatalyst and Wilson Sonsini) that HP’s August 23rd acquisition proposal was reasonably likely to lead to a “Superior Proposal” (as that term is defined in the Merger Agreement). After the board meeting, in accordance with the Merger Agreement, 3PAR informed Dell of this determination and of 3PAR’s intent to participate and engage in discussions and negotiations with HP regarding its unsolicited acquisition proposal, and to furnish HP with non-public information relating to 3PAR and access to the business, properties, assets, books, records and personnel of 3PAR and its subsidiaries. 3PAR intends to engage in discussions with HP promptly regarding its unsolicited acquisition proposal, and share non-public information with HP regarding 3PAR, in order to more fully evaluate HP’s proposal with a view to establishing whether it is a “Superior Proposal” (as that term is defined in the Merger Agreement). Pursuant to the terms of 3PAR’s Merger Agreement with Dell, 3PAR will continue to recommend that 3PAR stockholders tender their Shares in the Offer by Dell unless and until (i) the 3PAR board has determined, among other things, that HP’s acquisition proposal is a “Superior Proposal” (as that term is defined in the Merger Agreement), (ii) 3PAR has informed Dell of this determination, (iii) after informing Dell of this determination, 3PAR has given Dell three business days to negotiate an amendment to its Merger Agreement with 3PAR, and (iv) after the foregoing three business day period, the 3PAR board continues to believe HP’s acquisition proposal is a “Superior Proposal” (as that term is defined in the Merger Agreement) after giving effect to any amendments that Dell may propose.

At this time, the board of directors of 3PAR has not made a determination that HP’s unsolicited acquisition proposal is a “Superior Proposal” (as that term is defined in the Merger Agreement), and has not made any other determinations or taken any other actions with respect to HP’s acquisition proposal. The board of directors of 3PAR continues to unanimously recommend that 3PAR’s stockholders accept the Offer by Dell and tender their Shares pursuant to the Offer by Dell.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/S/ DAVID C. SCOTT
David C. Scott President and Chief Executive Officer

Dated: August 24, 2010

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